UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

The information contained in this Report on Form 6-K of Vision Marine Technologies Inc., a Quebec corporation (the “Company”), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Effective as of March 15, 2023, Alan D. Gaines resigned as the Executive Chairman of the Board of Directors (the “Board”) of the Company and as a member of the Board. In connection with Mr. Gaines’ resignation, on March 22, 2023, the Company and Mr. Gaines entered into a separation and transition agreement (the “Separation Agreement”). Pursuant to the Separation Agreement, the Company and Mr. Gaines agreed to (i) a payment to Mr. Gaines of US$312,500, of which US$208,331.85 will be applied to Mr. Gaines’ purchase of 49,485 common shares of the Company at a price of US$4.21 per common share, (ii) the cancellation of Mr. Gaines previously issued option to purchase up to 500,000 of the Company’s common shares at an exercise price of US$7.42 per share, and (iii) the granting to Mr. Gaines of an option to purchase 150,000 common shares of the Company at a price of US$4.21 per common share, which option is fully vested and will expire on March 15, 2025. The common shares purchased by Mr. Gaines are exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 29, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer